Exhibit 12a
UniSource Energy Corporation
Computation of Ratio of Earnings to Fixed Charges

	9 Months Ended	12 Months Ended	12 Months Ended
	September 30,	September 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2009	2009	2008	2007	2006	2005	2004
	-Thousands of Dollars-

Fixed Charges:
Interest on Long-Term Debt	$43,680	$60,305	$70,227	$73,095	$75,039	$76,762	$80,968
Other Interest (1)	2,411	2,873	1,837	5,480	7,922	3,153	1,947
Interest on Capital Lease Obligations	40,125	54,427	57,272	64,499	72,586	79,098	85,912
Estimated Interest Portion of Rental Expense	86	133	188	258	326	391	453

Total Fixed Charges	$86,302	$117,738	$129,524	$143,332	$155,873	$159,404	$169,280

Net Income	$93,839	$116,767	$14,021	$58,373	$67,447	$46,144	$45,919

Less:
Discontinued Operations — Net of Tax	—	—	—	—	(1,796)	(5,483)	(5,063)
Accounting Change — Net of Tax	—	—	—	—	—	(626)	—

Net Income from Continuing Operations	93,839	116,767	14,021	58,373	69,243	52,253	50,982

Add (Deduct):
(Income) Losses from Equity Investees (2)	(2,471)	(2,073)	713	340	(210)	(2,113)	(7,121)
Income Taxes	58,110	76,191	16,976	39,079	43,936	37,623	37,186
Total Fixed Charges	86,302	117,738	129,524	143,332	155,873	159,404	169,280

Total Earnings before Taxes and Fixed Charges	$235,780	$308,623	$161,234	$241,124	$268,842	$247,167	$250,327

Ratio of Earnings to Fixed Charges	2.732	2.621	1.245	1.682	1.725	1.551	1.479

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.

(2)	Includes Equity in Investment in Lease Equity.